

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2018

Edward Dongheng Liu
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street
39th Floor
New York, NY
10005

      Re: BeyondSpring Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2017
          Filed April 3, 2018
          File No. 001-38024

Dear Mr. Liu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Division of Corporation Finance
          Office of Healthcare & Insurance